SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 15, 2011

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on July 15, 2011.

ING Bank comfortably passes EBA stress test

•	EBA stress test confirms strong capital position of ING Bank. Strong profit and capital generation enable balance sheet to absorb adverse shocks

•	Under adverse stress test scenario the estimated consolidated Core Tier 1 capital ratio of ING would decline to 8.7% in 2012 compared to 9.6% as of end of 2010

•	ING would remain well above hurdle rate of 5% Core Tier 1 ratio with surplus Core Tier 1 capital of EUR 14.8 billion in 2012.

ING Bank was subject to the 2011 EU-wide stress test conducted by the European Banking Authority (EBA), in cooperation with De Nederlandsche Bank (DNB), the European Central Bank (ECB), the European Commission (EC) and the European Systemic Risk Board (ESRB).

ING Bank notes the announcements made today by the EBA and DNB on the EU-wide stress test and fully acknowledges the outcomes of this exercise.

The EU-wide stress test, carried out across 90 banks covering over 65% of the EU banking system total assets, seeks to assess the resilience of European banks to severe shocks and their specific solvency to hypothetical stress events under certain restrictive conditions.

The assumptions and methodology were established to assess banks’ capital adequacy against a 5% Core Tier 1 capital benchmark and are intended to restore confidence in the resilience of the banks tested. The adverse stress test scenario was set by the ECB and covers a two-year time horizon (2011-2012). The stress test has been carried out using a static balance sheet assumption as at December 2010. The stress test does not take into account future business strategies and management actions and is not a forecast of ING Bank profits.

As a result of the assumed shock, the estimated consolidated Core Tier 1 capital ratio of ING would change to 8.7% under the adverse scenario in 2012 compared to 9.6% as of end of 2010.

Details on the results observed for ING Bank:

The EU-wide stress test requires that the results and weaknesses identified, which will be disclosed to the market, are acted on to improve the resilience of the financial system. Following completion of the EU-wide stress test, the results determine that:

ING Bank meets the capital benchmark set out for the purpose of the stress test. The bank will continue to ensure that appropriate capital level must be maintained. In the adverse scenario, ING Bank remains well above this benchmark of 5% Core Tier 1 ratio with surplus Core Tier 1 capital of EUR 14.8 billion in 2012.

Following table as per EBA instructions

Results of the 2011 EBA EU-wide stress test: Summary (1-3)

Name of the bank: ING Bank N.V.

Actual results at 31 December 2010	million EUR, %

Operating profit before impairments	7.999
Impairment losses on financial and non-financial assets in the banking book	-2.332

Risk weighted assets (4)	321.103
Core Tier 1 capital (4)	30.895

Core Tier 1 capital ratio, % (4)	9,6%

Additional capital needed to reach a 5 % Core Tier 1 capital benchmark

Outcomes of the adverse scenario at 31 December 2012, excluding all mitigating actions taken in 2011%

Core Tier 1 Capital ratio	8,7%

Outcomes of the adverse scenario at 31 December 2012, including recognised mitigating measures as of 30 April 2011	million EUR, %

2 yr cumulative operating profit before impairments	12.278
2 yr cumulative impairment losses on financial and non-financial assets in the banking book	-8.276
2 yr cumulative losses from the stress in the trading book	-1.052
of which valuation losses due to sovereign shock	-237

Risk weighted assets	391.282
Core Tier 1 Capital	33.860

Core Tier 1 Capital ratio (%)	8,7%

Additional capital needed to reach a 5 % Core Tier 1 capital benchmark

Effects from the recognised mitigating measures put in place until 30 April 2011 (5)

Equity raisings announced and fully committed between 31 December 2010 and 30 April 2011 (CT1 million EUR)

Effect of government support publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital ratio (percentage points of CT1 ratio)

Effect of mandatory restructuring plans, publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital ratio (percentage points of CT1 ratio)
Additional taken or planned mitigating measures	percentage points contributing to capital ratio

Use of provisions and/or other reserves (including release of countercyclical provisions)

Divestments and other management actions taken by 30 April 2011

Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under the EU State Aid rules	0,7

Future planned issuances of common equity instruments (private issuances)

Future planned government subscriptions of capital instruments (including hybrids)	-0,8

Other (existing and future) instruments recognised as appropriate back-stop measures by national supervisory authorities

Supervisory recognised capital ratio after all current and future mitigating actions as of 31 December 2012, % (6)	8,6%

Notes

(1)	The stress test was carried using the EBA common methodology, which includes a static balance sheet assumption and incorporates regulatory transitional floors, where binding (see http://www.eba.europa.eu/EU-wide-stress-testing/2011.aspx for the details on the EBA methodology).
(2)	All capital elements and ratios are presented in accordance with the EBA definition of Core Tier 1 capital set up for the purposes of the EU-wide stress test, and therefore may differ from the definitions used by national supervisory authorities and/or reported by institutions in public disclosures.
(3)	Neither baseline scenario nor the adverse scenario and results of the stress test should in any way be construed as a bank’s forecast or directly compared to bank’s other published information.
(4)	Full static balance sheet assumption excluding any mitigating management actions, mandatory restructuring or capital raisings post 31 December 2010 (all government support measures and capital raisings fully paid in before 31 December 2010 are included).
(5)	Effects of capital raisings, government support and mandatory restructuring plans publicly announced and fully committed in period from 31 December 2010 to 30 April 2011, which are incorporated in the Core Tier 1 capital ratio reported as the outcome of the stress test.
(6)	The supervisory recognised capital ratio computed on the basis of additional mitigating measures presented in this section. The ratio is based primarily on the EBA definition, but may include other mitigating measures not recognised by the EBA methodology as having impacts in the Core Tier 1 capital, but which are considered by the national supervisory authorities as appropriate mitigating measures for the stressed conditions. Where applicable, such measures are explained in the additional announcements issued by banks/national supervisory authorities. Details of all mitigating measures are presented in the worksheet “3 - Mitigating measures).

Notes to editors

The detailed results of the stress test under the baseline and adverse scenarios as well as information on ING Bank credit exposures and exposures to central and local governments are provided in the accompanying disclosure tables based on the common format provided by the EBA.

The stress test was carried out based on the EBA common methodology and key common assumptions (e.g. constant balance sheet, uniform treatment of securitisation exposures) as published in the EBA Methodological note. Therefore, the information relative to the baseline scenarios is provided only for comparison purposes. Neither the baseline scenario nor the adverse scenario should in any way be construed as a bank’s forecast or directly compared to bank’s other published information.

See more details on the scenarios, assumptions and methodology on the EBA website: http://www.eba.europa.eu/EU-wide-stress-testing/2011.aspx

Press enquiries	Investor enquiries
Frans Middendorff	Investor Relations
+31 20 541 6516	+31 20 541 5460
Frans.Middendorff@ing.com	Investor.relations@ing.com

About ING

ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services.

As of 31 March 2011, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 105,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.

Important Legal Information

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (15) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

Results of the 2011 EBA EU-wide stress test: Summary (1-3)

Name of the bank: ING Bank N.V.

Actual results at 31 December 2010	million EUR, %
Operating profit before impairments	7,999
Impairment losses on financial and non-financial assets in the banking book	-2,332

Risk weighted assets (4)	321,103
Core Tier 1 capital (4)	30,895

Core Tier 1 capital ratio, % (4)	9.6%

Additional capital needed to reach a 5 % Core Tier 1 capital benchmark

Outcomes of the adverse scenario at 31 December 2012, excluding all mitigating actions taken in 2011%
Core Tier 1 Capital ratio	8.7%

Outcomes of the adverse scenario at 31 December 2012, including recognised mitigating measures as of 30 April 2011	million EUR, %
2 yr cumulative operating profit before impairments	12,278

2 yr cumulative impairment losses on financial and non-financial assets in the banking book	-8,276
2 yr cumulative losses from the stress in the trading book	-1,052
of which valuation losses due to sovereign shock	-237

Risk weighted assets	391,282
Core Tier 1 Capital	33,860

Core Tier 1 Capital ratio (%)	8.7%

Additional capital needed to reach a 5 % Core Tier 1 capital benchmark

Effects from the recognised mitigating measures put in place until 30 April 2011(5)
Equity raisings announced and fully committed between 31 December 2010 and 30 April 2011 (CT1 million EUR)

Effect of government support publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital ratio (percentage points of CT1 ratio)

Effect of mandatory restructuring plans, publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital ratio (percentage points of CT1 ratio)
Additional taken or planned mitigating measures	percentage points contributing to capital ratio
Use of provisions and/or other reserves (including release of countercyclical provisions)
Divestments and other management actions taken by 30 April 2011
Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under the EU State Aid rules	0.7
Future planned issuances of common equity instruments (private issuances)
Future planned government subscriptions of capital instruments (including hybrids)	-0.8
Other (existing and future) instruments recognised as appropriate back-stop measures by national supervisory authorities

Supervisory recognised capital ratio after all current and future mitigating actions as of 31 December 2012, % (6)	8.6%

Notes

(1)	The stress test was carried using the EBA common methodology, which includes a static balance sheet assumption and incorporates regulatory transitional floors, where binding (see http://www.eba.europa.eu/EU-wide-stress-testing/2011.aspx for the details on the EBA methodology).
(2)	All capital elements and ratios are presented in accordance with the EBA definition of Core Tier 1 capital set up for the purposes of the EU-wide stress test, and therefore may differ from the definitions used by national supervisory authorities and/or reported by institutions in public disclosures.
(3)	Neither baseline scenario nor the adverse scenario and results of the stress test should in any way be construed as a bank’s forecast or directly compared to bank’s other published information.
(4)	Full static balance sheet assumption excluding any mitigating management actions, mandatory restructuring or capital raisings post 31 December 2010 (all government support measures and capital raisings fully paid in before 31 December 2010 are included).
(5)	Effects of capital raisings, government support and mandatory restructuring plans publicly announced and fully committed in period from 31 December 2010 to 30 April 2011, which are incorporated in the Core Tier 1 capital ratio reported as the outcome of the stress test.
(6)	The supervisory recognised capital ratio computed on the basis of additional mitigating measures presented in this section. The ratio is based primarily on the EBA definition, but may include other mitigating measures not recognised by the EBA methodology as having impacts in the Core Tier 1 capital, but which are considered by the national supervisory authorities as appropriate mitigating measures for the stressed conditions. Where applicable, such measures are explained in the additional announcements issued by banks/national supervisory authorities. Details of all mitigating measures are presented in the worksheet “3 - Mitigating measures).

Results of the 2011 EBA EU-wide stress test: Aggregate information and evolution of capital (1-4)

Name of the bank: ING Bank N.V.

All in million EUR, or %

A. Results of the stress test based on the full static balance sheet assumption without any mitigating actions, mandatory restructuring or capital raisings post 31 December 2010 (all government support measures fully paid in before 31 December 2010 are included)

		Baseline scenario		Adverse scenario
Capital adequacy	2010	2011	2012	2011	2012
Risk weighted assets (full static balance sheet assumption)	321,103	335,421	338,905	366,922	391,282

Common equity according to EBA definition	28,395	32,885	37,138	30,064	31,360

of which ordinary shares subscribed by government	0	0	0	0	0

Other existing subscribed government capital (before 31 December 2010)	2,500	2,500	2,500	2,500	2,500

Core Tier 1 capital (full static balance sheet assumption)	30,895	35,385	39,638	32,564	33,860

Core Tier 1 capital ratio (%)	9.6%	10.5%	11.7%	8.9%	8.7%

B. Results of the stress test recognising capital issuance and mandatory restructuring plans publicly announced and fully committed before 31 December 2010

		Baseline scenario		Adverse scenario
Capital adequacy	2010	2011	2012	2011	2012
Risk weighted assets (full static balance sheet assumption)	321,103	335,421	338,905	366,922	391,282

Effect of mandatory restructuring plans, publicly announced and fully committed before 31 December 2010 on RWA (+/-)

Risk weighted assets after the effects of mandatory restructuring plans publicly announced and fully committed before 31 December 2010	321,103	335,421	338,905	366,922	391,282

Core Tier 1 Capital (full static balance sheet assumption)	30,895	35,385	39,638	32,564	33,860

Effect of mandatory restructuring plans, publicly announced and fully committed before 31 December 2010 on Core Tier 1 capital (+/-)

Core Tier 1 capital after the effects of mandatory restructuring plans publicly announced and fully committed before 31 December 2010	30,895	35,385	39,638	32,564	33,860

Core Tier 1 capital ratio (%)	9.6%	10.5%	11.7%	8.9%	8.7%

C. Results of the stress test recognising capital issuance and mandatory restructuring plans publicly announced and fully committed before 30 April 2011

		Baseline scenario		Adverse scenario
Capital adequacy	2010	2011	2012	2011	2012
Risk weighted assets after the effects of mandatory restructuring plans publicly announced and fully committed before 31 December 2010	321,103	335,421	338,905	366,922	391,282

Effect of mandatory restructuring plans, publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on RWA (+/-)
Risk weighted assets after the effects of mandatory restructuring plans publicly announced and fully committed before 30 April 2011		335,421	338,905	366,922	391,282

of which RWA in banking book		243,729	243,729	263,415	273,486

of which RWA in trading book		15,138	15,138	15,138	15,138

RWA on securitisation positions (banking and trading book)		19,064	22,549	30,879	45,168

Total assets after the effects of mandatory restructuring plans publicly announced and fully committed and equity raised and fully committed by 30 April 2011	933,073	933,073	933,073	933,073	933,073

Core Tier 1 capital after the effects of mandatory restructuring plans publicly announced and fully committed before 31 December 2010	30,895	35,385	39,638	32,564	33,860

Equity raised between 31 December 2010 and 30 April 2011
Equity raisings fully committed (but not paid in) between 31 December 2010 and 30 April 2011
Effect of government support publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital (+/-)
Effect of mandatory restructuring plans, publicly announced and fully committed in period from 31 December 2010 to 30 April 2011 on Core Tier 1 capital (+/-)
Core Tier 1 capital after government support, capital raisings and effects of restructuring plans fully committed by 30 April 2011		35,385	39,638	32,564	33,860

Tier 1 capital after government support, capital raisings and effects of restructuring plans fully committed by 30 April 2011		43,822	48,076	41,002	42,298

Total regulatory capital after government support, capital raisings and effects of restructuring plans fully committed by 30 April 2011		50,078	52,287	46,877	46,314

Core Tier 1 capital ratio (%)	9.6%	10.5%	11.7%	8.9%	8.7%

Additional capital needed to reach a 5% Core Tier 1 capital benchmark

		Baseline scenario		Adverse scenario
Profit and losses	2010	2011	2012	2011	2012
Net interest income	13,587	13,431	13,410	12,827	12,763

Trading income	1,195	441	441	127	127

of which trading losses from stress scenarios		-212	-212	-526	-526

of which valuation losses due to sovereign shock				-119	-119

Other operating income (5)	247	247	247	247	247

Operating profit before impairments	7,999	7,090	7,069	6,171	6,107

Impairments on financial and non-financial assets in the banking book (6)	-2,332	-1,188	-1,316	-3,978	-4,298

Operating profit after impairments and other losses from the stress	5,667	5,901	5,752	2,193	1,809

Other income (5,6)	316	-26	-73	-43	-115

Net profit after tax (7)	4,575	4,406	4,260	1,613	1,270

of which carried over to capital (retained earnings)	4,575	4,406	4,260	1,613	1,270

of which distributed as dividends

		Baseline scenario		Adverse scenario
Additional information	2010	2011	2012	2011	2012
Deferred Tax Assets (8)	1,183	679	248	679	248

Stock of provisions (9)	5,195	6,345	7,641	8,706	12,555

of which stock of provisions for non-defaulted assets	1,051	874	862	1,028	1,234

of which Sovereigns (10)	5	4	4	22	45

of which Institutions (10)	23	16	15	58	114

of which Corporate (excluding Commercial real estate)	303	259	255	286	323

of which Retail (excluding Commercial real estate)	695	573	567	636	703

of which Commercial real estate (11)	25	22	22	24	44

of which stock of provisions for defaulted assets	4,144	5,471	6,779	7,678	11,321

of which Corporate (excluding Commercial real estate)	2,229	3,000	3,761	3,714	5,217

of which Retail (excluding commercial real estate)	1,569	1,995	2,416	2,901	4,198

of which Commercial real estate	331	368	403	810	1,421

Coverage ratio (%) (12)
Corporate (excluding Commercial real estate)	37.8%	32.8%	30.5%	33.9%	33.9%

Retail (excluding Commercial real estate)	27.7%	22.9%	20.6%	21.0%	20.6%

Commercial real estate	14.3%	12.6%	11.4%	20.3%	24.7%

Loss rates (%) (13)
Corporate (excluding Commercial real estate)	0.4%	0.3%	0.3%	0.6%	0.6%

Retail (excluding Commercial real estate)	0.2%	0.1%	0.1%	0.4%	0.3%

Commercial real estate	0.5%	0.1%	0.1%	1.2%	1.6%

Funding cost (bps)	180			219	262

D. Other mitigating measures (see Mitigating measures worksheet for details), million EUR (14)

All effects as compared to regulatory aggregates as reported in Section C	Baseline scenario		Adverse scenario
	2011	2012	2011	2012
A) Use of provisions and/or other reserves (including release of countercyclical provisions), capital ratio effect (6)
B) Divestments and other management actions taken by 30 April 2011, RWA effect (+/-)
B1) Divestments and other business decisions taken by 30 April 2011, capital ratio effect (+/-)
C) Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under the EU State Aid rules, RWA effect (+/-)	-29,285	-31,260	-28,036	-30,093

C1) Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under the EU State Aid rules, capital ratio effect (+/-)	652	-233	754	85

D) Future planned issuances of common equity instruments (private issuances), capital ratio effect
E) Future planned government subscriptions of capital instruments (including hybrids), capital ratio effect	-3,000	-3,000	-3,000	-3,000

F) Other (existing and future) instruments recognised as appropriate back-stop measures by national supervisory authorities, RWA effect (+/- )
F1) Other (existing and future) instruments recognised as appropriate back-stop measures by national supervisory authorities, capital ratio effect (+/-)
Risk weighted assets after other mitigating measures (B+C+F)	306,136	307,645	338,886	361,189

Capital after other mitigating measures (A+B1+C1+D+E+F1)	33,037	36,406	30,318	30,945

Supervisory recognised capital ratio (%) (15)	10.8%	11.8%	8.9%	8.6%

Notes and definitions

(1)	The stress test was carried using the EBA common methodology, which includes a static balance sheet assumption (see http://www.eba.europa.eu/EU-wide-stress- testing/2011.aspx for the details on the EBA methodology).
(2)	All capital elements and ratios are presented in accordance with the EBA definition of Core Tier 1 capital set up for the purposes of the EU-wide stress test, and therefore may differ from the definitions used by national supervisory authorities and/or reported by institutions in public disclosures.
(3)	Neither baseline scenario nor the adverse scenario and results of the stress test should in any way be construed as a bank’s forecast or directly compared to bank’s other published information.
(4)	Regulatory transitional floors are applied where binding. RWA for credit risk have been calculated in accordance with the EBA methodology assuming an additional floor imposed at a level of RWA, before regulatory transitional floors, for December 2010 for both IRB and STA portfolios.
(5)	Banks are required to provide explanations of what “Other operating income” and “Other income” constitutes for. Composition of “Other operating income” and “Other income”: ING “other operating income” covers investment income excluding impairments and valuation result on non-trading income ; “other income” in the scenario is mainly resulting from P&L impact from defined benefit pension assets.
(6)	If under the national legislation, the release of countercyclical provisions and/or other similar reserves is allowed, this figure for 2010 could be included either in rows “Impairments on financial assets in the banking book” or “Other income” for 2010, whereas under the EU-wide stress test methodology such release for 2011-2012 should be reported in Section D as other mitigating measures.
(7)	Net profit includes profit attributable to minority interests.
(8)	Deferred tax assets as referred to in paragraph 69 of BCBS publication dated December 2010 : “Basel 3 – a global regulatory framework for more resilient banks and banking systems”.
(9)	Stock of provisions includes collective and specific provisions as well as countercyclical provisions, in the jurisdictions, where required by the national legislation.
(10)	Provisions for non-defaulted exposures to sovereigns and financial institutions have been computed taking into account benchmark risk parameters (PDs and LGDs) provided by the EBA and referring to external credit ratings and assuming hypothetical scenario of rating agency downgrades of sovereigns.
(11)	For definition of commercial real estate please refer to footnote (5) in the worksheet “4 - EADs”.
(12)	Coverage ratio = stock of provisions on defaulted assets / stock of defaulted assets expressed in EAD for the specific portfolio.
(13)	Loss rate = total impairment flow (specific and collective impairment flow) for a year / total EAD for the specific portfolio (including defaulted and non-defaulted assets but excluding securitisation and counterparty credit risk exposures).
(14)	All elements are be reported net of tax effects.
(15)	The supervisory recognised capital ratio computed on the basis of additional mitigating measures presented in this section. The ratio is based primarily on the EBA definition, but may include other mitigating measures not recognised by the EBA methodology as having impacts in the Core Tier 1 capital, but which are considered by the national supervisory authorities as appropriate mitigating measures for the stressed conditions. Where applicable, such measures are explained in the additional announcements issued by banks/national supervisory authorities. Details of all mitigating measures are presented in the worksheet “3 - Mitigating measures).

Results of the 2011 EBA EU-wide stress test: Composition of capital as of 31 December 2010

Name of the bank: ING Bank N.V.

Situation at December 2010	December 2010
	Million EUR	% RWA	References to COREP reporting
A) Common equity before deductions (Original own funds without hybrid instruments and government support measures other than ordinary shares) (+)	29,464	9.2%	COREP CA 1.1 - hybrid instruments and government support measures other than ordinary shares

Of which: (+) eligible capital and reserves	28,442	8.9%	COREP CA 1.1.1 + COREP line 1.1.2.1
Of which: (-) intangibles assets (including goodwill)	-1,645	-0.5%	Net amount included in T1 own funds (COREP line 1.1.5.1)
Of which: (-/+) adjustment to valuation differences in other AFS assets (1)	-12	0.0%	Prudential filters for regulatory capital (COREP line 1.1.2.6.06)

B) Deductions from common equity (Elements deducted from original own funds) (-)	-1,069	-0.3%	COREP CA 1.3.T1* (negative amount)
Of which: (-) deductions of participations and subordinated claims	-432	-0.1%	Total of items as defined by Article 57 (l), (m), (n) (o) and (p) of Directive 2006/48/EC and deducted from original own funds (COREP lines from 1.3.1 to 1.3.5 included in line 1.3.T1*)
Of which: (-) securitisation exposures not included in RWA	-4	0.0%	COREP line 1.3.7 included in line 1.3.T1*
Of which: (-) IRB provision shortfall and IRB equity expected loss amounts (before tax)	-633	-0.2%	As defined by Article 57 (q) of Directive 2006/48/EC (COREP line 1.3.8 included in 1.3.T1*)

C) Common equity (A+B)	28,395	8.8%

Of which: ordinary shares subscribed by government	0	0.0%	Paid up ordinary shares subscribed by government

D) Other Existing government support measures (+)	2,500	0.8%

E) Core Tier 1 including existing government support measures (C+D)	30,895	9.6%	Common equity + Existing government support measures included in T1 other than ordinary shares

Difference from benchmark capital threshold (CT1 5%)	14,840	4.6%	Core tier 1 including government support measures - (RWA*5%) Net amount included in T1 own funds (COREP line 1.1.4.1a + COREP lines from

F) Hybrid instruments not subscribed by government	8,438	2.6%	1.1.2.2***01 to 1.1.2.2***05 + COREP line 1.1.5.2a (negative amount)) not subscribed by government

Tier 1 Capital (E+F) (Total original own funds for general solvency purposes)	39,332	12.2%	COREP CA 1.4 = COREP CA 1.1 + COREP CA 1.3.T1* (negative amount)

Tier 2 Capital (Total additional own funds for general solvency purposes)	9,813	3.1%	COREP CA 1.5

Tier 3 Capital (Total additional own funds specific to cover market risks)			COREP CA 1.6

Total Capital (Total own funds for solvency purposes)	49,145	15.3%	COREP CA 1

Memorandum items
Amount of holdings, participations and subordinated claims in credit, financial and insurance institutions not deducted for the computation of core tier 1 but deducted for the computation of total own funds	-867	-0.3%	Total of items as defined by Article 57 (l), (m), (n) (o) and (p) of Directive 2006/48/EC not deducted for the computation of original own funds

Amount of securitisation exposures not included in RWA and not deducted for the computation of core tier 1 but deducted for the computation of total own funds			Total of items as defined by Article 57 (r) of Directive 2006/48/EC not deducted for the computation of original own funds
Deferred tax assets (2)	1,183	0.4%	As referred to in paragraph 69 of BCBS publication dated December 2010 : “Basel 3 – a global regulatory framework for more resilient banks and banking systems”
Minority interests (excluding hybrid instruments) (2)	748	0.2%	Gross amount of minority interests as defined by Article 65 1. (a) of Directive 2006/48/EC
Valuation differences eligible as original own funds (-/+) (3)			COREP line 1.1.2.6

Notes and definitions

(1)	The amount is already included in the computation of the eligible capital and reserves and it is provided separately for information purposes.
(2)	According to the Basel 3 framework specific rules apply for the treatment of these items under the Basel 3 framework, no full deduction is required for the computation of common equity.
(3)	This item represents the impact in original own funds of valuation differences arising from the application of fair value measurement to certain financial instruments (AFS/FVO) and property assets after the application of prudential filters.

Results of the 2011 EBA EU-wide stress test: Overview of mitigating measures (1-2)

Name of the bank: ING Bank N.V.

Use of countercyclical provisions, divestments and other management actions

Please fill in the table using a separate row for each measure	Narrative description	Date of completion (actual or planned for future issuances)	Capital /P&L impact (as of 31 December 2012, in million EUR)	RWA impact (in million EUR)	Capital ratio impact (as of 31 December 2012) %
A) Use of provisions and/or other reserves (including release of countercyclical provisions), (3)
B) Divestments and other management actions taken by 30 April 2011
1)
2)

C) Other disinvestments and restructuring measures, including also future mandatory restructuring not yet approved with the EU Commission under the EU State Aid rules
1) Repayment to the Dutch State	Repayment of EUR 2 billion + 1 billion premium (executed in May 2011)	2Q2011	-3,000		-0.8%
2) Divestments	Announced and committed divestment of Real Estate Investment Management, ING Direct US, ING Car Lease	4Q2011	85	-30,093	0.7%

Future capital raisings and other back stop measures

Please fill in the table using a separate row for each measure	Date of issuance (actual or planned for future issuances, dd/mm/yy)	Amount	Maturity	Loss absorbency in going concern	Flexibility of payments (capacity to suspend the payments)	Permanence (Undated and without incentive to redeem)	Conversion clause (where appropriate)
							Nature of conversion	Date of conversion	Triggers	Conversion in common equity
		(in million EUR)	(dated/ undated) (4)	(Yes/No)	(Yes/No)	(Yes/No)	(mandatory/ discretionary)	(at any time/from a specific date: dd/mm/yy)	(description of the triggers)	(Yes/No)

D) Future planned issuances of common equity instruments (private issuances)

E) Future planned government subscriptions of capital instruments (including hybrids)

1) Denomination of the instrument

2)

F) Other (existing and future) instruments recognised as back stop measures by national supervisory authorities (including hybrids)

1) Denomination of the instrument

2)

Notes and definitions

(1)	The order of the measures follows the order of mitigating measures reported in the Section D of the worksheet “1 - Aggregate information”.
(2)	All elements are be reported net of tax effects.
(3)	If under the national legislation, the release of countercyclical provisions and/or other similar reserves is allowed, this figure for 2010 could be included either in rows “Impairments on financial assets in the banking book” or “Other income” for 2010, whereas under the EU-wide stress test methodology such release for 2011-2012 should be reported in Section D of the worksheet “1- Aggregate information” as other mitigating measures and explained in this worksheet.
(4)	If dated please insert the maturity date (dd/mm/yy) otherwise specify undated.

Results of the 2011 EBA EU-wide stress test: Credit risk exposures (EAD - exposure at default), as of 31 December 2010, mln EUR, (1-5)

Name of the bank: ING

Bank N.V.

All values in million EUR, or %

	Non-defaulted exposures											Total exposures (7)
	Institutions	Corporate (excluding commercial real estate)	Retail (excluding commercial real estate)						Commercial Real Estate		Defaulted exposures (excluding sovereign)
				of which Residential mortgages		of which Revolving	of which SME	of which other		Loan to Value (LTV) ratio (%) (6)
					Loan to Value (LTV) ratio (%), (6)
Austria
Belgium	4,933	29,162	34,394	25,200	60		5,923	3,271	630	59	1,751	81,272
Bulgaria
Cyprus
Czech Republic
Denmark
Estonia
Finland
France
Germany	16,459	13,209	57,917	53,181	73		40	4,697	890	64	1,165	101,573
Greece
Hungary
Iceland
Ireland
Italy
Latvia
Liechtenstein
Lithuania
Luxembourg
Malta
Netherlands	1,096	53,982	159,502	142,007	80		9,737	7,759	17,913	72	5,177	262,887
Norway
Poland
Portugal
Romania
Slovakia
Slovenia
Spain
Sweden
United Kingdom

United States	8,605	27,472	28,784	28,454	75		59	271	4,460	80	2,381	73,803
Japan
Other non EEA non
Emerging countries	16,726	23,165	53,800	53,205	69		39	556	2,521	92	729	102,917
Asia	8,144	9,810	1,490	807	70		535	148	0	77	284	22,718
Middle and South
America	1,218	3,518	10	7	106		1	2	1	54	165	4,994
Eastern Europe non
EEA	2,703	9,586	4,743	1,064	75		1,765	1,915	120	72	117	19,639
Others	51,873	70,678	29,247	20,779	57		5,849	2,618	10,470	78	3,593	237,641

Total	111,756	240,582	369,887	324,704	84	0	23,947	21,236	37,005	72	15,364	907,444

Notes and definitions

(1)	EAD - Exposure at Default or exposure value in the meaning of the CRD.

(2)	The EAD reported here are based on the methodologies and portfolio breakdowns used in the 2011 EU-wide stress test, and hence may differ from the EAD reported by banks in their Pillar 3 disclosures, which can vary based on national regulation. For example, this would affect breakdown of EAD for real estate exposures and SME exposures.
(3)	Breakdown by country and macro area (e.g. Asia) when EAD >=5%. In any case coverage 100% of total EAD should be ensured (if exact mapping of some exposures to geographies is not possible, they should be allocated to the group “others”).
(4)	The allocation of countries and exposures to macro areas and emerging/non-emerging is according to the IMF WEO country groupings. See: http://www.imf.org/external/pubs/ft/weo/2010/01/weodata/groups.htm
(5)	Residential real estate property which is or will be occupied or let by the owner, or the beneficial owner in the case of personal investment companies, and commercial real estate property, that is, offices and other commercial premises, which are recognised as eligible collateral in the meaning of the CRD, with the following criteria, which need to be met:
(a)	the value of the property does not materially depend upon the credit quality of the obligor. This requirement does not preclude situations where purely macro economic factors affect both the value of the property and the performance of the borrower; and
(b)	the risk of the borrower does not materially depend upon the performance of the underlying property or project, but rather on the underlying capacity of the borrower to repay the debt from other sources. As such, repayment of the facility does not materially depend on any cash flow generated by the underlying property serving as collateral.

(6)	Loan to value ratio - ratio of EAD to the market value of real estate used as collateral for such exposures. Given the different methodologies applied to assessing the value, the bank is required to explain the computation of the ratio. In particular (a) whether collateral values is marked-to-market or any other valuation method is used, (b) whether the amount has been adjusted for principal repayments, and (c) how guarantees other than the underlying property are treated.

Definition of Loan to Value ratio used:

ING: For residential mortgages the LTV is calculated as the ratio between EAD and property value; for commercial real estate the LTV is calculated as the ratio between outstandings and property value. The property value for commercial real estate is always based on market evaluations.

The property value can either indexed (US, Spain, Italy, Canada), or based on market evaluations (Germany and Australia). Property values in the Netherlands are based on execution values and are indexed.

Principal payments that occured until reporting date have been taken into account. Any form of guarantee is excluded from the calculation of LTV for Commercial real Estate

(7)	Total exposures is the total EAD according to the CRD definition based on which the bank computes RWA for credit risk. Total exposures, in addition to the exposures broken down by regulatory portfolios in this table, include EAD for securitisation transactions, counterparty credit risk, sovereigns, guaranteed by sovereigns, public sector entities and central banks.

Results of the 2011 EBA EU-wide stress test: Exposures to sovereigns (central and local governments), as of 31 December 2010, mln EUR (1,2)

ING Bank N.V.

All values in million EUR

Residual Maturity	Country/Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of specific provisions)		NET DIRECT POSITIONS
				(gross exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES	INDIRECT SOVEREIGN EXPOSURES IN THE TRADING BOOK

			of which: loans and advances
					of which: AFS banking book	of which: FVO (designated at fair value through profit&loss) banking book	of which: Trading book(3)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)
3M		101		101	99		2
1Y		0	0	0
2Y		2		2			2
3Y	Austria	10		9			9		0
5Y		11		1			1
10Y		815		786	786		0
15Y		24		0			0

		963	0	899	885	0	14	0	0

3M		102	0	28	28		0
1Y		1,527	712	1,508	796		0
2Y		2,153	3	2,125	2,122		0	-86
3Y	Belgium	1,376	2	1,360	1,320		38	0	0
5Y		1,655	5	1,610	1,521		83	4
10Y		2,161	1	2,076	2,033		42	13
15Y		167	20	100	80		0	68

		9,140	743	8,807	7,901	0	164	-1	0

3M				0
1Y		10		10			10
2Y		13		13			13
3Y	Bulgaria			0					0
5Y		0		0			0		1
10Y		2		2			2		0
15Y				0

		25	0	25	0	0	25	0	1

3M				0
1Y		2		2			2
2Y				0
3Y	Cyprus	0		0			0
5Y		24		24	24		0
10Y		0		0			0
15Y				0

		26	0	26	24	0	3	0	0

3M		0		0			0
1Y				0
2Y		0		0			0
3Y	Czech Republic	2		2			2		1
5Y		2		2	2		0		0
10Y		511		511	511		0
15Y		0		0			0

		515	0	515	513	0	2	0	1

3M				0
1Y				0			0
2Y				0
3Y	Denmark	7		7			7		0
5Y		2		0			0
10Y				0
15Y				0

		9	0	7	0	0	7	0	0

3M				0
1Y				0
2Y				0					1
3Y	Estonia			0					-1
5Y				0
10Y				0
15Y				0

		0	0	0	0	0	0	0	0

3M		1		1			1
1Y				0
2Y		1		1			1
3Y	Finland	33		28	1		27
5Y		30		18			18
10Y		22		1			1
15Y		14		11			11

		99	0	59	1	0	59	0	0

3M		1,575	0	1,563	1,496		67
1Y		44	1	17	16		0
2Y		2,042	0	2,040	2,040		0
3Y	France	85	0	0	0		0
5Y		1,599	0	1,588	1,473		115
10Y		2,455	9	2,250	2,152		89		3
15Y		1,116		1,037	1,037		0

		8,915	10	8,494	8,213	0	271	0	3

3M		2,406	2,319	2,395			76
1Y		1,581	101	1,061	4		956
2Y		70	1	1			0		-419
3Y	Germany	1,777	1	1,531	1,357		172
5Y		2,330	0	2,210	2,081		0		-180
10Y		4,849	2,756	4,715	1,707		0		201
15Y		2,662		2,255	1,544		494	-97	7

		15,675	5,179	14,167	6,694	0	1,698	-97	-390

3M		0		0			0
1Y		0		0			0
2Y		11		11	11		0
3Y	Greece	12		12	10		1
5Y		40		39	36		3		2
10Y		441		441	683		0	15
15Y		242		242	0		0

		746	0	745	740	0	5	15	2

3M		175		175			175
1Y		29		24			24		0
2Y		4		3			3		0
3Y	Hungary	125		125			0		1
5Y		9	0	7	6		1		-2
10Y		1	0	0			0		0
15Y				0				2

		342	0	333	6	0	203	2	-1

3M				0
1Y				0
2Y				0
3Y	Iceland			0
5Y				0
10Y		30		30	30
15Y				0

		30	0	30	30	0	0	0	0

3M		88		88			88
1Y		0		0			0
2Y		0		0			0
3Y	Ireland	0		0			0		0
5Y		1	0	1			1
10Y		3		1			1	8
15Y		0		0			0

		92	0	90	0	0	90	8	0

3M	Italy	58	18	18			0
1Y		119	41	90	50		0		0
2Y		2,072	12	864	852		0		-20
3Y		1,543	33	1,477	649		795		-1
5Y		629	140	568	363		65
10Y		2,365	27	1,930	1,904		0	-8	-31
15Y		878	12	753	537		203

		7,663	283	5,702	4,355	0	1,064	-8	-52

3M	Latvia			0
1Y				0
2Y				0
3Y		0		0			0
5Y				0
10Y		0		0			0
15Y				0

		0	0	0	0	0	0	0	0

3M	Liechtenstein			0
1Y				0
2Y				0
3Y				0
5Y				0
10Y				0
15Y				0

		0	0	0	0	0	0	0	0

3M	Lithuania			0
1Y		0		0			0
2Y		3		3	3		0
3Y		3		3	3		0		0
5Y		4		3			3
10Y		1		1			1
15Y				0

		12	0	11	6	0	4	0	0

3M	Luxembourg	0	0	0
1Y		198	198	198
2Y		0	0	0
3Y		1	1	1
5Y		2	2	2
10Y		0	0	0			0
15Y				0

		202	202	202	0	0	0	0	0

3M	Malta			0
1Y				0
2Y				0
3Y				0
5Y				0
10Y				0
15Y				0

		0	0	0	0	0	0	0	0

3M	Netherlands	167	16	104			89		0
1Y		718	114	718	302		0		0
2Y		4,766	9	4,757	1,134		3,614		0
3Y		1,330	9	1,308	1,298		0		3
5Y		1,028	17	865	676		172		-8
10Y		2,827	65	2,716	2,153		285	3	1
15Y		11,374	11,360	11,359			0	-29

		22,210	11,590	21,828	5,564	0	4,160	-26	-4

3M	Norway			0
1Y				0
2Y				0
3Y				0
5Y				0
10Y				0
15Y				0

		0	0	0	0	0	0	0	0

3M		4,115	6	4,104	4,067		31
1Y		81	9	42	1		33
2Y		160	26	157	131		0		0
3Y	Poland	93	64	79	16		0		0
5Y		278	223	253	26		4		0
10Y		967	873	934	62		0
15Y		316	278	311	20		13

		6,010	1,477	5,881	4,323	0	81	0	1

3M		0		0			0
1Y		87		40			40
2Y				0
3Y	Portugal	5		0			0		0
5Y		377		375	375		0
10Y		289		277	276		1
15Y		0		0			0

		759	0	693	651	0	42	0	0

3M		187		187			187		0
1Y		72	2	72			70		0
2Y		1		1			1
3Y	Romania	3	0	3			3		1
5Y		4		4			4		0
10Y		1		1			1
15Y				0

		268	2	268	0	0	266	0	1

3M		58		58			58
1Y		89		89			89
2Y		1		1			1
3Y	Slovakia	9		9			9		0
5Y		21		21	15		5		2
10Y		6		6			6		-3
15Y		11		11			11

		194	0	194	15	0	178	0	-2

3M		0		0			0
1Y		11		11	11		0
2Y				0
3Y	Slovenia	19		19			19
5Y		1		0			0		0
10Y		83		70			70
15Y				0			0

		114	0	100	11	0	89	0	0

3M		22	22	22			0
1Y		297	6	297	289		3		-1
2Y		135	8	133	125		0		0
3Y	Spain	283	15	282	267		0		0
5Y		98	23	59	33		3
10Y		409	35	406	192		0		-7
15Y		702		560	552		7

		1,945	107	1,758	1,458	0	13	0	-8

3M				0
1Y		4		4			4
2Y				0
3Y	Sweden	1		1			1		0
5Y				0
10Y				0
15Y				0

		5	0	5	0	0	5	0	0

3M		10	10	10
1Y		31	31	31
2Y		62	62	62
3Y	United Kingdom	101	101	101					0
5Y		65	65	65
10Y		3	3	3					0
15Y		4	4	4

		276	276	276	0	0	0	0	0

	TOTAL EEA 30	76,235	19,868	71,114	41,390	0	8,441	-108	-448

3M	United States	4		4			4
1Y		2	2	2
2Y				0			0
3Y				0			0
5Y		742		740	740		0		118
10Y		738		698	698		0		0
15Y		5		0			0		-12

		1,491	2	1,444	1,438	0	4	0	106

3M		184		184	184
1Y				0					0
2Y				0					0
3Y	Japan			0
5Y				0
10Y				0
15Y				0

		184	0	184	184	0	0	0	0

3M	Other non EEA non Emerging countries	147	8	147	138		2
1Y		197	1	197	132		0		0
2Y		120		120	118		2		0
3Y		183		179	179		0		0
5Y		1,715		1,715	1,714		1
10Y		1,724	20	1,723	1,632		0		138
15Y				0

		4,086	29	4,082	3,913	0	5	0	138

3M	Asia	1,382		1,382			1,382		-242
1Y		381		381			381		1
2Y		267		264			264		-590
3Y		251		249			249		-112
5Y		231		210			210		-1
10Y		90		85			85		0
15Y		38		30			30		0

		2,640	0	2,601	0	0	2,601	0	-944

3M	Middle and South America	320		0			0		-430
1Y		627		0			0		1
2Y		1,123		311			311		-1
3Y		1,635		1,300			1,300		-4
5Y		910		0			0		1
10Y		2,194		242			242		-345
15Y		1,790		141			141		-265

		8,598	0	1,994	0	0	1,994	0	-1,042

3M		137		136			136		0
1Y		118		118			118		0
2Y		92		92			92		0
3Y	Eastern Europe non EEA	28		28			28		-1
5Y		31		16			16		0
10Y		6		4			4		-2
15Y		0		0			0

		413	0	394	0	0	394	0	-3

3M		559	1	559	558				0
1Y		262	10	261	251				0
2Y		261	133	261	119		0
3Y	Others	235	118	234	100		1		-1
5Y		731	60	730	665		5		0
10Y		1,247	515	1,246	729		2
15Y		938	684	935	241		10

		4,233	1,520	4,227	2,664	0	18	0	-1

	TOTAL	97,880	21,420	86,039	49,588	0	13,457	-108	-2,194

Notes and definitions

(1)	The allocation of countries and exposures to macro areas and emerging/non-emerging is according to the IMF WEO country groupings. See: http://www.imf.org/external/pubs/ft/weo/2010/01/weodata/groups.htm
(2)	The exposures reported in this worksheet cover only exposures to central and local governments on immediate borrower basis, and do not include exposures to other counterparts with full or partial government guarantees (such exposures are however included in the total EAD reported in the worksheet “4 - EADs”).
(3)	According to the EBA methodologies, for the trading book assets banks have been allowed to offset only cash short positions having the same maturities (paragraph 202 of the Methodological note).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: July 15, 2011